Cindy Lu Appointed Chief Financial Officer of Fuwei Films

BEIJING, CHINA, June 1, 2007, Fuwei Films (Holdings) Co., Ltd. (Nasdaq:FFHL) announced that effective June 1, 2007 Ms. Cindy Lu has been promoted to Chief Financial Officer and appointed to the Board of Directors. Ms. Lu will be replacing Lin Tang who is leaving the Company to pursue other interests.

Xiaoan He, CEO and Chairman of Fuwei Films stated, "Since joining Fuwei Films last month, Cindy has proven herself to be a key member of the management team and we are pleased that she has accepted the appointment to the position of CFO. As Senior Vice President, she has implemented programs for cost control, enhanced our investor outreach program, and has helped to position Fuwei for its further expansion.”

Ms. Lu obtained her MBA in 1996 from Southeastern University in Washington DC. Prior to joining the Company, Ms. Lu worked for Sargent & Lundy LLP (Chicago), GE Capital Asia Pacific, and Tiens Biotech Group (USA). Ms. Lu holds considerable expertise in equity finance, corporate finance, mergers and acquisitions, and corporate risk management. During her tenure at Tiens Biotech Group (USA) as Corporate Secretary, she led the company in their successful upgrade listing to the American Stock Exchange and provided key leadership in the areas of financing, investor and public relations, SEC compliance, and accounting.

About Fuwei Films:

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei’s BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries. Fuwei has a diverse domestic and international customer base including DareGlobal, Jiangsu Qionghua Group, Klaser, Alcan, 3M, Tesa, Cips Itochi Plastics, Kurz, and P&G.

For more information about the Company, please visit the Company’s recently revised website at http://www.fuweiholdings.com or review the Company’s annual report and other documents for free at http://www.sec.gov.

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology;  risks associated with possible defects and errors in our products;  uncertainty as to our ability to protect and enforce our intellectual property rights;  uncertainty as to our ability to attract and retain qualified executives and personnel; and   uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

For more information, please contact:

Investor Relations
Robert Schechter
Corporate Insights/Equity Communications
(646) 234 3624
rschechter@corp-insights.com

Investor Relations
Yan Young
Fuwei Films (Holdings) Co., Ltd.
(86) 10 85185620
fuweiIR@fuweifilms.com

www.fuweiholdings.com